Exhibit 99.(a)(61)

Since the launch of its hostile bid for Gold Fields, Harmony has destroyed R7 billion* of shareholder value.
Harmony is much better at destroying value than creating it.

Gold Fields has delivered a 200% return to shareholders (capital and dividends) since 1998 — a compound annual growth rate of 25%.
That’s nearly double Harmony’s return of 112% over the same period.

Gold Fields expects to deliver yet another profitable result for the December quarter, with operating margins increasing from 17% to between 20% and 23%.
Harmony has suffered five consecutive loss-making quarters, losing over R1 billion.

Gold Fields has a strong balance sheet with R3.3 billion of cash and cash equivalents.
Harmony is burning cash, and its management is failing to deliver profits.

Gold Fields has outstanding assets in South Africa, Ghana and Australia, an exciting project pipeline and a highly prospective exploration portfolio.
Harmony’s assets are of an inferior quality to Gold Fields’ and the majority of its mines are loss making.

Every reserve statement that Gold Fields issues is independently audited and transparently presented.
Harmony’s reserve position is unclear and a revised independent statement will not be provided until December, after the 26 November closing date of their early acceptance offer.

REJECT HARMONY. KEEP YOUR OPTIONS OPEN.
DO NOT TENDER YOUR SHARES.

* R7 billion measured as the difference between the market capitalisation of Gold Fields and Harmony on October 15, 2004, the last business day prior to the announcement of Harmony’s offer, and on November 19, 2004.

For more information:
Hotline — SA 0800 202 361
Website — www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The Directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction. This advertisement contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.